UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2023

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No   ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No   ☒

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile
December 31, 2023 and 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

at December 31, 2023 and 2022

INDEPENDENT AUDITOR’S REPORT

Santiago, January 30, 2024

To the Shareholders and Directors

Embotelladora Andina S.A.

Opinion

We have audited the consolidated financial statements of Embotelladora Andina S.A. and Subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, and the consolidated statements of income by function, comprehensive income, changes in equity and direct cash flows for the years then ended and the related notes thereto.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and Subsidiaries as of December 31, 2023 and 2022, the results of its operations and its cash flows for the years then ended, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for an opinion

We conducted our audit in accordance with Chilean Generally Accepted Auditing Standards. Our responsibilities under those standards are described in the paragraphs under the section "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" in this report. According to the ethical requirements relevant to our audits of the consolidated financial statements, we are required to be independent of Embotelladora Andina S.A and Subsidiaries and to comply with the other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified opinion.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. This responsibility includes the design, implementation and maintenance of a relevant internal control for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing and presenting the consolidated financial statements, Management is required to evaluate whether there are facts or circumstances that, taken as a whole, raise substantial doubt about the ability of Embotelladora Andina S.A. and Subsidiaries to continue as a going concern for the foreseeable future.

Auditor’s responsibility for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high, but not absolute, level of assurance and, therefore, does not guarantee that an audit performed in accordance with Generally Accepted Auditing Standards in Chile will always detect a material misstatement when it exists. The risk of not detecting a material misstatement due to fraud is greater than the risk of not detecting a material misstatement due to error, as fraud may involve collusion, forgery, intentional omissions, concealment, misrepresentations or disregard of controls by Management. A misstatement is considered material if, individually or in the aggregate, it would influence the judgment of a reasonable user based on these consolidated financial statements.

As part of an audit conducted in accordance with Generally Accepted Auditing Standards in Chile, we:

●	Exercise our professional judgment and maintain our professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, we design and perform audit procedures in response to those risks. Such procedures include examining evidence, on a test basis, regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to an audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Embotelladora Andina S.A and Subsidiaries's internal control. Consequently, we do not express such an opinion.

●	We assess the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as assessing the appropriateness of the overall presentation of the consolidated financial statements.

●	We conclude whether in our judgment there are facts or circumstances that, taken as a whole, cast substantial doubt about the ability of Embotelladora Andina S.A and Subsidiaries to continue as a going concern for a reasonable period of time.

We are required to communicate to those charged with governance, among other matters, the planned timing and scope of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identify during our audit.

Sergio Tubío L.

RUT: 21.175.581-4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Consolidated Statements of Financial Position	1

II.	Consolidated Statements of Income by Function	3

III.	Consolidated Statements of Comprehensive (Loss) Income	4

IV.	Consolidated Statements of Changes in Equity	5

V.	Consolidated Statements of Direct Cash Flows	6

VI.	Notes to the Consolidated Financial Statements

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

December 31, 2023 and 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2023 and 2022

ASSETS	NOTE	12.31.2023	12.31.2022
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	303,683,683	291,681,987
Other financial assets	5	67,285,793	263,044,869
Other non-financial assets	6	19,311,851	26,957,000
Trade and other accounts receivable, net	7	298,892,164	279,770,286
Accounts receivable from related companies	12.1	16,161,318	15,062,167
Inventory	8	233,053,160	245,886,656
Current tax assets	9	43,383,058	39,326,427
Total Current Assets		981,771,027	1,161,729,392

Non-Current Assets:
Other financial assets	5	93,316,339	94,852,711
Other non-financial assets	6	59,412,482	59,672,266
Trade and other receivables	7	371,401	539,920
Accounts receivable from related parties	12.1	108,021	109,318
Investments accounted for under the equity method	14	91,799,267	92,344,598
Intangible assets other than goodwill	15	695,926,565	671,778,888
Goodwill	16	122,103,802	129,023,922
Property, plant and equipment	11	872,388,811	798,221,259
Deferred tax assets	10.2	4,323,174	2,428,333
Total Non-Current Assets		1,939,749,862	1,848,971,215

Total Assets		2,921,520,889	3,010,700,607

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2023 and 2022

LIABILITIES AND EQUITY	NOTE	12.31.2023	12.31.2022
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	52,997,001	367,302,080
Trade and other accounts payable	18	428,911,984	384,801,630
Accounts payable to related parties	12.2	96,045,624	90,248,067
Other provisions	19	1,314,106	1,591,644
Tax liabilities	9	13,411,621	14,615,447
Employee benefits current provisions	13	57,817,800	48,391,806
Other non-financial liabilities	20	42,373,160	42,294,460
Total Current Liabilities		692,871,296	949,245,134

Other financial liabilities	17	1,044,325,833	904,802,058
Trade accounts and other accounts payable	18	2,392,555	3,015,284
Accounts payable to related companies	12.2	6,007,041	10,354,296
Other provisions	19	53,487,790	47,103,783
Deferred tax liabilities	10.2	180,470,219	165,778,556
Employee benefits non-current provisions	13	18,473,946	17,409,793
Other non-financial liabilities	20	2,506,795	29,589,051
Total Non-current liabilities		1,307,664,179	1,178,052,821

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		769,311,795	716,975,127
Other reserves		(153,758,842)	(132,452,557)
Equity attributable to owners of the parent		886,290,527	855,260,144
Non-controlling interests		34,694,887	28,142,508
Total Equity		920,985,414	883,402,652
Total Liabilities and Equity		2,921,520,889	3,010,700,607

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the periods ended December 31, 2023 and 2022

		01.01.2023	01.01.2022
	NOTE	12.31.2023	12.31.2022
		ThCh$	ThCh$
Net sales		2,618,437,052	2,656,878,395
Cost of sales	8 - 25	(1,601,997,255)	(1,628,701,823)
Gross Profit		1,016,439,797	1,028,176,572
Other income	26	1,310,489	2,497,520
Distribution expenses	25	(227,807,179)	(253,514,676)
Administrative expenses	25	(431,295,515)	(429,517,716)
Other expenses	27	(26,441,583)	(886,331)
Other (loss) gains	29	(15,909,117)	(24,983,899)
Financial income	28	31,396,167	39,722,410
Financial expenses	28	(65,288,352)	(59,547,953)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	2,716,169	1,409,069
Foreign exchange differences	30	(17,216,130)	(11,607,728)
Income by indexation units		(7,398,952)	(58,943,643)
Net income before income taxes		260,505,794	232,803,625
Income tax expense	10.1	(85,994,307)	(104,344,638)
Net income		174,511,487	128,458,987

Net income attributable to
Owners of the controller		171,441,410	125,497,642
Non-controlling interests		3,070,077	2,961,345
Net income		174,511,487	128,458,987

Earnings per Share, basic and diluted in ongoing operations		$	$
Earnings per Series A Share	21.5	172.49	126.27
Earnings per Series B Share	21.5	189.74	138.89

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended December 31, 2023 and 2022

	01.01.2023	01.01.2022
	12.31.2023	12.31.2022
	ThCh$	ThCh$
Other Comprehensive Income
Net income	174,511,487	128,458,987
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	2,381,650	(3,960,084)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(98,844,581)	(78,009,918)
Gain (losses) from cash flow hedges	52,472,352	(155,206,655)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	(643,045)	1,069,223

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	37,650,601	23,777,899
Income tax related to cash flow hedges	(14,183,004)	42,276,806
Other comprehensive income, total	(21,166,027)	(170,052,729)
Total comprehensive income	153,345,460	(41,593,742)
Total comprehensive income attributable to:
Equity holders of the controller	150,135,125	(44,244,225)
Non-controlling interests	3,210,335	2,650,483
Total comprehensive income	153,345,460	(41,593,742)

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the periods ended December 31, 2023 and 2022

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cashflow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total Other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2023	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	171,441,410	171,441,410	3,070,077	174.511.487
Other comprehensive income	-	(61,349,533)	38,280,115	1,763,133	-	(21,306,285)	-	(21,306,285)	140,258	(21.166.027)
Comprehensive income	-	(61,349,533)	38,280,115	1,763,133	-	(21,306,285)	171,441,410	150,135,125	3,210,335	153.345.460
Dividends	-	-	-	-	-	-	(167,968,886)	(167,968,886)	(777,956)	(168,746,842)
Increase (decrease) from other changes *	-	-	-	-	-	-	48,864,144	48,864,144	4,120,000	52,984,144
Total changes in equity	-	(61,349,533)	38,280,115	1,763,133	-	(21,306,285)	52,336,668	31,030,383	6,552,379	37,582,762
Ending balance as of 12.31.2023	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cashflow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total Other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2022	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	125,497,642	125,497,642	2,961,345	128.458.987
Other comprehensive income	-	(53,903,278)	(112,948,199)	(2,890,390)	-	(169,741,867)	-	(169,741,867)	(310,862)	(170.052.729)
Comprehensive income	-	(53,903,278)	(112,948,199)	(2,890,390)	-	(169,741,867)	125,497,642	(44,244,225)	2,650,483	(41.593.742)
Dividends	-	-	-	-	-	-	(274,316,049)	(274,316,049)	(1,057,730)	(275,373,779)
Increase (decrease) from other changes *	-	-	-	-	-	-	97,676,614	97,676,614	1,280,000	98,956,614
Total changes in equity	-	(53,903,278)	(112,948,199)	(2,890,390)	-	(169,741,867)	(51,141,793)	(220,883,660)	2,872,753	(218,010,907)
Ending balance as of 12.31.2022	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

For the periods ended December 31, 2023 and 2022

		01.01.2023	01.01.2022
Cash flows provided by (used in) Operating Activities	NOTE	12.31.2023	12.31.2022
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		3,716,722,747	3,682,470,527
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(2,577,032,215)	(2,551,652,407)
Payments to and on behalf of employees		(260,336,901)	(258,202,599)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(394,507,399)	(363,740,268)
Dividends received		8,013,426	4,079,309
Interest payments		(67,010,058)	(44,822,402)
Interest received		14,354,013	24,649,593
Income tax payments		(71,269,988)	(87,757,706)
Other cash movements (tax on bank debits Argentina and others)		(2,103,389)	(7,571,623)
Cash flows provided by (used in) Operating Activities		366,830,236	397,452,424

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		142,208	92,253
Purchase of Property, plant and equipment		(192,707,498)	(186,702,179)
Purchase of intangible assets		-	-
Payment on forward, term option and financial exchange agreements		-	-
Collection on forward, term, option and financial exchange agreements		156,738	146,070
Purchase of other current financial assets		32,000,000	101,191,506
Other cash inflows (outflows)		2,119,674	103,879
Net cash flows used in Investing Activities		(158,288,878)	(85,168,471)

Cash Flows generated from (used in) Financing Activities
Proceeds from changes in ownership interest in subsidiaries		4,119,966	-
Proceeds (payments) from short term loans		31,850,233	23,625,853
Loan payments		(26,378,491)	(13,934,477)
Lease liability payments		(6,299,217)	(5,385,167)
Dividend payments by the reporting entity		(165,877,422)	(274,316,050)
Other cash inflows (outflows) (placement and payment of public debt)		(24,541,867)	(16,953,541)
Net cash flows (used in) generated by Financing Activities		(187,126,798)	(286,963,382)
Net increase in cash and cash equivalents before exchange differences		21,414,560	25,320,571
Effects of exchange differences on cash and cash equivalents		4,547,790	(21,352,255)
Effects of inflation in cash and cash equivalents in Argentina		(13,960,654)	(16,598,349)
Net increase (decrease) in cash and cash equivalents		12,001,696	(12,630,033)
Cash and cash equivalents – beginning of period	4	291,681,987	304,312,020
Cash and cash equivalents - end of period	4	303,683,683	291,681,987

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter "CMF"), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile it expires in December 2023 and is currently under the process of renewal, and for the territory in Paraguay it expires on March 1, 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on January 30, 2024.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1	Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the period ended December 31, 2023fiscal year ended December 31, 2023 and 2022, have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (hereinafter "IFRS") and the Interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS.

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2023 and 2022 and the results of operations for the periods from January 1 to December 31, 2023 and 2022, December 31, 2023together with the statements of changes in equity and cash flows for the periods from January 1 and December 31, 2023 and 2022.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2	Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2023			12.31.2022
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias SpA.	100.0	-	100.0	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.85	0.15	100.0	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.10	100.0	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.5	-	66.5	66.50	-	66.50
93.899.000-k	VJ S.A.	15.0	50.00	65.0	15.00	50.00	65.00

2.3	Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4	Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5	Functional currency and presentation currency

2.5.1	Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial position of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at the date of presentation of these financial statements , in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to December 2023 and 2022 amounted to 209.91% and 96.95%, respectively.

2.5.2	Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statement are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
•	The income statement is translated at the closing exchange rate at the financial statements date.
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

In accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates," we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Central Bank of Argentina (BCRA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

In the course of Argentine market transactions, there are a number of other types of U.S. dollar rates that may differ from the BCRA-calculated official rate. In the event that financial information is translated into the presentation currency using a non-official exchange rate, the consolidated figures of our Operation in Argentina may be affected.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
12.31.2023	877.12	181.17	1.08	0.120
12.31.2022	855.86	164.03	4.83	0.116

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PYG
12.31.2023	839.92	168.31	0.115
12.31.2022	873.28	169.16	0.125

For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
IT equipment	3-5
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU). Cash-generating unit's recoverable amount has been determined on the basis of its value in use.

Regardless of what was stated in the previous paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been assigned, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which distribution rights have been acquired for products owned by The Coca-Cola Company, as well as other minor investments.These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile; (North Zone Antofagasta, Atacama and Coquimbo, Metropolitan Area
-	, Central Zone San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);
-	Operation in Argentina; (San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires);
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos e Bebidas Ltda. associate);
-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2023 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

	2023 Discount rates	2022 Discount rates
Argentina	38.7%	33.1%
Chile	10.3%	9.3%
Brazil	11.2%	10.5%
Paraguay	12.0%	11.3%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective approved budgets for each CGU.. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and categories that are less developed and have lower margins such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates per operation, which follow a real growth according to long-term population growth expectations. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 25 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2024-2028

After modeling and valuing the different CGUs as a result of the tests performed as of December 31, 2023, no impairment were identified in any of the CGUs listed above, assuming conservative projections aligned with the history of the current markets. Thus, despite the deterioration of the macroeconomic conditions experienced by the economic conditions of the countries in which we operate, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

The yearly review of other investments revealed that, for the AdeS brand, specifically in the Chilean operation, the recoverable value was CLP 1,627 million less than the book value recorded in the Financial Statements, which were reduced from their book value as of December 2023. This is noteworthy even though no impairment indicators were found for the CGUs mentioned above. The negative trend in the seeds segment's sales and the brand's overall decline in relevance in the local vegetable market are the primary causes of the lower valuation of AdeS in Chile.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and
-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses).”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. At the date of these financial statements, the Company had no embedded derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or
-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quote values (unadjusted) in active markets for identical assets or liabilities
Level 2:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable
Level 3:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.17	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor, nor does it have variable payments as lessee.

2.18	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that will be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.19	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the goods provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.20	Contributions from The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.21	Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the year, which must be ratified unanimously by the General Shareholders' Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company's consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of the General Shareholders’ Meeting.

2.22	Critical accounting estimates and judgments

In preparing the Consolidated Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.22.1	Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The significant judgments and assumptions used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning and past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.22.2	Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.22.3	Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.22.4	Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.22.5	Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.22.6.	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At year-end there were no modifications to the agreements.

Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23	New Standards, Interpretations and Amendments to IFRS

2.23.1	New Standards, Interpretations and Amendments for annual periods beginning on January 1, 2023

IFRS 17 "Insurance Contracts". Issued in May 2017, it replaces the current IFRS 4. IFRS 17 will primarily change the accounting for all entities that issue insurance contracts and investment contracts with discretionary participation features. The standard applies to annual periods beginning on or after January 1, 2023.

Amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", issued in February 2021. The amendments are intended to improve disclosures of accounting policies and help users of financial statements to distinguish between changes in accounting estimates and changes in accounting policies. This standard should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 12 - Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction. Issued in May 2021, this amendment requires companies to recognize deferred taxes on transactions that, on initial recognition, result in equal amounts of taxable and deductible temporary differences. This amendment should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 12 "Income taxes" on international tax reform - Pillar two model rules. Issued in May 2023, this amendment provides companies with a temporary exemption from accounting for deferred taxes arising from the international tax reform of the Organization for Economic Cooperation and Development (OECD). The amendments also introduce specific disclosure requirements for affected companies. This standard should be applied to annual periods beginning on or after January 1, 2023.

Amendment to IAS 1 "Presentation of Financial Statements" on classification of liabilities. This amendment clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity's expectations or events after the reporting date (e.g., receipt of a waiver or covenant breach). The amendment also clarifies what IAS 1 means when it refers to the "settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8. Effective date of initial application January 1, 2023.

Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 Comparative Information. This amendment is an amendment of limited scope to the transition requirements of IFRS 17, Insurance Contracts, which provides insurers with an option aimed at improving the usefulness of the information for investors on the initial application of the new Standard. The amendment relates only to the transition of insurers to the new Standard, it does not affect any other requirements of IFRS 17.

The adoption of the standards, amendments and interpretations described above do not have a significant impact on the consolidated financial statements of the Company.

2.23.2	New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2024

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards:

Amendment to IAS 1 "Non-current liabilities with covenants". Issued in January 2022, the amendment aims to improve the information that an entity provides when the payment terms of its liabilities may be deferred depending on compliance with covenants within twelve months after the date of issuance of the financial statements.

Amendment to IFRS 16 "Leases" on sale and leaseback. Issued in September 2022, this amendment explains how an entity should recognize the rights to use the asset and how the gains or losses arising from the sale and leaseback should be recognized in the financial statements.

Amendments to IAS 7 "Statement of Cash Flows" and IFRS 7 "Financial Instruments: Disclosures" on supplier financing arrangements. Published in May 2023, these amendments require disclosures to improve the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk.

Amendments to IAS 21 - Non-convertibility. Issued in August 2023, this amendment affects an entity that has a transaction or operation in a foreign currency that is not convertible into another currency for a specific purpose at the measurement date. A currency is convertible into another currency when it is possible to obtain the other currency (with a normal administrative delay), and the transaction is carried out through a market or convertibility mechanism that creates enforceable rights and obligations. This amendment establishes the guidelines to be followed to determine the exchange rate to be used in situations of absence of convertibility as mentioned above. Early adoption is allowed.

Management estimates that the amendments to IAS 1, IFRS 16, and IAS 7 will have no significant impact on the Group. Management has decided to apply the amendment to IAS 21 as of the date specified in the amendment, which is January 1, 2025. Given the volatility of Argentina's exchange markets and the announcements of amendments, it is currently impossible to estimate the impact of this amendment.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company's operations by segment according to IFRS is as follows:

	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,191,974,011	460,337,955	745,382,614	223,840,649	(3,098,177)	2,618,437,052
Cost of sales	(785,163,742)	(234,814,106)	(460,648,667)	(124,798,917)	3,428,177	(1,601,997,255)
Distribution expenses	(98,940,612)	(60,925,828)	(55,074,448)	(12,866,291)	-	(227,807,179)
Administrative expenses	(185,062,364)	(98,996,057)	(116,836,812)	(30,400,282)	-	(431,295,515)
Financial income	12,892,543	8,497,135	9,251,681	754,808	-	31,396,167
Financial costs	(31,413,255)	(6,174,445)	(27,700,652)	-	-	(65,288,352)
Share of entity in income of associates accounted for using the equity method, total	320,225	-	2,395,944	-	-	2,716,169
Income tax expense	(27,867,269)	(25,000,923)	(27,122,886)	(6,003,229)	-	(85,994,307)
Oher income (expenses)	(40,422,909)	(20,238,217)	(1,651,128)	(3,343,039)	-	(65,655,293)
Net income of the segment reported	36,316,628	22,685,514	67,995,646	47,183,699	330,000	174,511,487

Depreciation and amortization	44,930,478	23,055,893	31,384,619	13,730,334	(330,000)	112,771,324

Current assets	537,875,315	86,006,922	276,111,516	81,777,273	-	981,771,026
Non-current assets	818,222,778	192,749,170	651,665,020	277,112,895	-	1,939,749,863
Segment assets, total	1,356,098,093	278,756,092	927,776,536	358,890,168	-	2,921,520,889

Carrying amount in associates and joint ventures accounted for using the equity method, total	49,790,788	-	42,008,479	-	-	91,799,267

Segment disbursements in non-monetary assets	98,330,718	24,421,786	50,018,391	19,936,603	-	192,707,498

Current liabilities	256,032,001	107,654,447	284,887,152	44,297,696		692,871,296
Non-current liabilities	965,276,582	23,188,614	300,646,803	18,552,180		1,307,664,179
Segment liabilities, total	1,221,308,583	130,843,061	585,533,955	62,849,876	-	2,000,535,475

Cash flows (used in) provided by in Operating Activities	196,897,114	32,330,115	118,389,616	19,213,391	-	366,830,236
Cash flows (used in) provided by Investing Activities	(224,464,143)	(24,421,513)	110,533,381	(19,936,603)	-	(158,288,878)
Cash flows (used in) provided by Financing Activities	19,739,413	3,911,735	(209,887,714)	(890,232)	-	(187,126,798)

For the period ended December 31, 2022	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,123,665,196	688,704,911	636,859,882	212,339,131	(4,690,725)	2,656,878,395
Cost of sales	(743,226,587)	(367,879,756)	(403,695,516)	(118,590,689)	4,690,725	(1,628,701,823)
Distribution expenses	(94,155,809)	(98,238,512)	(48,572,718)	(12,547,637)	-	(253,514,676)
Administrative expenses	(165,139,607)	(133,696,312)	(100,060,355)	(30,621,442)	-	(429,517,716)
Financial income	18,783,930	9,853,565	10,307,344	777,571	-	39,722,410
Financial costs	(28,065,600)	(1,628,221)	(29,854,132)	-	-	(59,547,953)
Share of entity in income of associates accounted for using the equity method, total	1,743,656	-	(334,587)	-	-	1,409,069
Income tax expense	(38,497,541)	(38,651,371)	(21,342,331)	(5,853,395)	-	(104,344,638)
Oher income (expenses)	(83,536,145)	(20,652,710)	10,213,711	51,063	-	(93,924,081)
Net income of the segment reported	(8,428,507)	37,811,594	53,521,298	45,554,602	-	128,458,987

Depreciation and amortization	40,714,017	33,442,921	31,888,435	13,320,058	-	119,365,431
					-
Current assets	564,695,230	141,715,280	383,021,238	72,297,644	-	1,161,729,392
Non-current assets	762,292,569	251,248,261	566,116,288	269,314,097	-	1,848,971,215
Segment assets, total	1,326,987,799	392,963,541	949,137,526	341,611,741	-	3,010,700,607

Carrying amount in associates and joint ventures accounted for using the equity method, total	53,869,983	-	38,474,615	-	-	92,344,598

Segment disbursements of non-monetary assets	85,998,605	40,479,269	42,173,211	18,051,094	-	186,702,179

Current liabilities	629,575,497	138,572,190	140,642,493	40,454,954		949,245,134
Non-current liabilities	600,735,999	24,584,021	536,281,288	16,451,513		1,178,052,821
Segment liabilities, total	1,230,311,496	163,156,211	676,923,781	56,906,467		2,127,297,955

Cash flows (used in) provided by in Operating Activities	255,357,664	59,379,474	58,391,224	24,324,062	-	397,452,424
Cash flows (used in) provided by Investing Activities	15,619,565	(40,479,269)	(42,173,211)	(18,135,556)	-	(85,168,471)
Cash flows (used in) provided by Financing Activities	(283,394,600)	(41,768)	(3,064,412)	(462,602)	-	(286,963,382)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	12.31.2023	12.31.2022
	ThCh$	ThCh$
Cash	552,062	203,931
Bank balances	119,335,228	108,486,568
Other fixed rate instruments	183,796,393	182,991,488
Cash and cash equivalents	303,683,683	291,681,987

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash. There are no restrictions for significant amounts available to cash.

By currency	12.31.2023	12.31.2022
	ThCh$	ThCh$
USD	9,462,829	14,266,343
EUR	437,604	870,613
ARS	18,340,987	29,215,288
CLP	140,758,085	138,205,025
PYG	38,469,449	39,201,097
BRL	96,214,729	69,923,621
Cash and cash equivalents	303,683,683	291,681,987

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	66,190,949	92,838,315	3,027,052	3,317,778
Financial assets at fair value (2)	1,094,844	170,206,554	78,988,715	75,297,737
Other financial assets (3)	-	-	11,300,572	16,237,196
Total	67,285,793	263,044,869	93,316,339	94,852,711

(1)	Financial instrument that does not meet the definition of cash equivalents pursuant to Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	11,435,334	6,059,201	1,700,462	1,074,940
Tax credit remainder (1)	933,282	905,826	39,373,807	40,922,425
Judicial deposits	-	-	14,649,339	15,723,829
Others (2)	6,943,235	19,991,973	3,688,874	1,951,072
Total	19,311,851	26,957,000	59,412,482	59,672,266

(1)	In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019 and recovered as of December 31, 2023.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously descibed for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause ("Subscription Agreement for Shares and Exhibits"), which requireds RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588, of which BRL 80,177 correspond to principal and BRL 82,411 correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand. At the closing of these financial statements the value to be transferred to the former shareholders of Ipiranga is CLP 30,830,785 or BRL 170,176 (CLP 27,309,519 at December 31, 2022 or BRL 166,491). The liability is recorded in other non-financial liabilities (Note 18).

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	251,169,538	238,146,331	94,190	56,781
Other debtors	41,973,516	39,798,245	277,077	483,139
Other accounts receivable	5,749,110	1,825,710	134	-
Total	298,892,164	279,770,286	371,401	539,920

	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	255,616,735	242,638,974	94,190	56,781
Other debtors	42,135,933	40,206,431	277,077	483,139
Other accounts receivable	5,834,787	1,921,211	134	-
Total	303,587,455	284,766,616	371,401	539,920

The stratification of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	12.31.2023	12.31.2022
	ThCh$	ThCh$
Less than one month	239,907,074	229,587,868
Between one and three months	7,467,587	4,577,833
Between three and six months	1,276,211	2,418,252
Between six and eight months	5,142,341	5,392,862
Older than eight months	1,917,712	718,940
Total	255,710,925	242,695,755

The Company has approximately 292,153 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 70,000 in Chile, 84,153 in Brazil, 67,580 in Argentina and 70,420 in Paraguay.

The provision for expected credit losses associated with each tranche of the portfolio for current and non-current trade receivables is as follows:

	12.31.2023
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	239,907,074	(700,137)	0.16%
Between one and three months	7,467,587	(294,510)	10.88%
Between three and six months	1,276,211	(138,648)	21.60%
Between six and eight months	5,142,341	(2,397,365)	68.09%
Older than eight months	1,917,712	(916,537)	40.99%
Total	255,710,925	(4,447,197)

	12.31.2022
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	229,587,868	(701,701)	0.31%
Between one and three months	4,577,833	(431,630)	9.43%
Between three and six months	2,418,252	(786,856)	32.54%
Between six and eight months	5,392,862	(2,402,146)	44.54%
Older than eight months	718,940	(170,310)	23.69%
Total	242,695,755	(4,492,643)

The movement in the allowance for expected credit losses is presented below:

	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	4,492,643	4,711,371
Increase (decrease)	1,319,216	(150,671)
Provision reversal	(1,110,743)	(654,381)
Increase (decrease) for changes of foreign currency	(253,919)	586,324
Sub – total movements	(45,446)	(218,728)
Ending balance	4,447,197	4,492,643

The provision for expected credit losses is recorded as an administrative expense in the statements of income by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2023	12.31.2022
	ThCh$	ThCh$
Raw materials (1)	90,992,931	104,833,902
Finished goods	115,591,443	114,164,680
Spare parts and supplies	26,527,656	27,109,494
Work in progress	194,686	216,164
Other inventories	6,012,077	4,020,372
Obsolescence provision (2)	(6,265,633)	(4,457,956)
Total	233,053,160	245,886,656

The cost of inventory recognized as cost of sales amounts to CLP 1,346,516,486 thousand and CLP 1,388,536,599 thousand as of December 31, 2023 and 2022, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2023	12.31.2022
	ThCh$	ThCh$
Monthly provisional payments	4,691,320	25,428,344
Tax credits	32,125,597	6,640,888
Recoverable taxes from prior years	27,247	473,424
Surplus Tax Credit	6,265,971	6,387,530
Other Recoverable Taxes	272,923	396,241
Total	43,383,058	39,326,427

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	12.31.2023	12.31.2022
	ThCh$	ThCh$
Income tax expense	13,411,621	14,615,447
Tax credit	-	-
Others	-	-
Total	13,411,621	14,615,447

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1	Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2023	12.31.2022
	ThCh$	ThCh$
Current income tax expense	(58,334,583)	(63,245,293)
Current tax adjustment previous period	(152,481)	311,931
Foreign dividends tax withholding expense	(11,803,842)	(11,129,734)
Other current tax expense (income)	(688,765)	-
Current income tax expense	(70,979,671)	(74,063,096)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(15,014,636)	(30,281,542)
Expense (income) for deferred taxes	(15,014,636)	(30,281,542)
Total income tax expense	(85,994,307)	(104,344,638)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2023	12.31.2022
	ThCh$	ThCh$
Current taxes
Foreign	(44,507,433)	(61,250,403)
National	(26,472,238)	(12,812,693)
Current tax expense	(70,979,671)	(74,063,096)
Deferred taxes
Foreign	(13,619,606)	(4,596,695)
National	(1,395,030)	(25,684,847)
Deferred tax expense	(15,014,636)	(30,281,542)
Income tax expense	(85,994,307)	(104,344,638)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2023	12.31.2022
	ThCh$	ThCh$
Net income before taxes	260,505,794	232,803,625
Tax expense at legal rate (27.0%)	(70,336,564)	(62,856,979)
Effect of tax rate in other jurisdictions	(854,686)	(2,820,546)
Permanent differences:
Withholding and other non-taxable income	(15,253,682)	(11,536,654)
Non-deductible expenses	(2,585,111)	(3,622,958)
Tax effect on excess tax provision in previous periods	(188,988)	(81,258)
Tax effect of price-level restatement for Chilean companies	(9,929,818)	(33,196,408)
Subsidiaries tax withholding expense and other legal tax debits and credits	13,154,542	9,770,165
Adjustments to tax expense	(14,803,057)	(38,667,113)
Tax expense at effective rate	(85,994,307)	(104,344,638)
Effective rate	33.0%	44.8%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rates
Country	2023	2022
Chile	27.00%	27.00%
Brazil	34.00%	34.00%
Argentina	35.00%	35.00%
Paraguay	10.00%	10.00%

10.2	Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	12.31.2023		12.31.2022
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,970,424	(54,058,525)	5,351,293	(58,230,728)
Obsolescence provision	2,231,501	-	1,871,168	-
ICMS exclusion credit	3,241,530	-	2,686,693	-
Employee benefits	8,212,311	(14,382)	5,033,868	(3,348)
Provision for severance indemnity	2,546,033	(94,659)	2,789,893	(42,264)
Tax loss carry forwards (1)	2,142,747	-	5,569,124	-
Tax goodwill Brazil (2)	-	(15,782,005)	-	(9,081,512)
Contingency provision	27,144,927	-	27,145,591	-
Foreign Exchange differences (3)	4,640,723	-	11,478,538	-
Allowance for doubtful accounts	799,274	-	803,608	-
Coca-Cola incentives (Argentina)	-	-	633,919	-
Assets and liabilities for placement of bonds	-	(561,994)	-	(610,594)
Financial expense	-	(2,363,384)	-	(1,894,010)
Lease liabilities	3,665,695	-	1,874,166	-
Inventories	1,706,518	-	1,312,833	-
Distribution rights (4)	-	(161,155,669)	-	(154,669,995)
Prepaid income	4,481,352	-	5,339,265	(8,287)
Spare parts	-	(4,816,189)	-	(4,142,782)
Intangibles	77,752	(5,497,812)	69,395	(7,388,202)
Others	4,301,875	(2,965,088)	5,282,818	(4,520,673)
Subtotal	71,162,662	(247,309,707)	77,242,172	(240,592,395)
Offsetting of deferred tax assets/(liabilities)	(66,839,488)	66,839,488	(74,813,839)	74,813,839
Total assets and liabilities net	4,323,174	(180,470,219)	2,428,333	(165,778,556)

(1)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.

(2)	Difference for tax amortization of Goodwill in Brazil.

(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda., that for tax purposes are recognized when paid.

(4)	Distribution rights arising from business combinations. See Note 15.

Deferred tax account movements are as follows:

Movement	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	(163,350,223)	(166,596,100)
Increase (decrease) in deferred tax	(31,400,047)	8,090,171
Increase (decrease) due to foreign currency translation(*)	18,603,225	(4,844,294)
Total movements	(12,796,822)	3,245,877
Ending balance	(176,147,045)	(163,350,223)

(*) Includes IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	12.31.2023	12.31.2022
	ThCh$	ThCh$
Construction in progress	96,126,388	49,169,567
Land	115,737,432	104,906,878
Buildings	356,340,587	337,689,681
Plant and equipment	709,047,901	693,153,093
Information technology equipment	35,069,078	34,992,575
Fixed installations and accessories	43,914,423	69,798,556
Vehicles	81,294,395	75,759,020
Leasehold improvements	420,586	362,243
Rights of use	100,265,151	73,946,435
Other properties, plant and equipment (1)	425,204,655	448,561,681
Total Property, plant and equipment, gross	1,963,420,596	1,888,339,729

Accumulated depreciation of Property, plant and equipment	12.31.2023	12.31.2022
	ThCh$	ThCh$
Buildings	(130,708,389)	(117,237,092)
Plant and equipment	(494,072,229)	(499,070,234)
Information technology equipment	(25,646,570)	(27,257,028)
Fixed installations and accessories	(28,383,356)	(44,057,493)
Vehicles	(48,042,781)	(44,600,066)
Leasehold improvements	(351,552)	(282,057)
Rights of use	(66,973,796)	(53,350,442)
Other properties, plant and equipment (1)	(296,853,112)	(304,264,058)
Total accumulated depreciation	(1,091,031,785)	(1,090,118,470
Total Property, plant and equipment, net	872,388,811	798,221,259

(1) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2023	12.31.2022
	ThCh$	ThCh$
Bottles	43,683,655	46,351,209
Marketing and promotional assets (market assets)	72,164,433	70,149,875
Other Property, plant and equipment	12,503,455	27,796,539
Total	128,351,543	144,297,623

11.1	Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2023	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
Additions	100,905,107	11,316,009	1,266,472	37,341,985	1,081,074	6,248	3,804,000	22,935	41,756,709	-	197,500,539
Right-of use additions	-	-	-	-	-	-	-	-	-	25,119,021	25,119,021
Disposals	-	-	(6,707)	(292,766)	(1,365)	-	(42,333)	-	(1,431,798)	(174,444)	(1,949,413)
Transfers between items of Property, plant and equipment	(57,285,699)	-	9,985,619	21,285,201	2,279,728	2,148,709	2,511,373	-	18,399,131	675,938	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(9,175,999)	(29,999,476)	(3,048,237)	(1,903,192)	(5,692,021)	(46,176)	(46,855,960)	-	(96,721,061)
Amortization	-								-	(11,005,033)	(11,005,033)
Increase (decrease) due to foreign currency translation differences	95,202	(485,959)	(4,295,531)	(2,173,388)	311,883	(3,243,921)	898,032	4,474	(16,326,501)	56,926	(25,158,783)
Other increase (decrease) (2)	3,242,211	504	7,405,755	(5,268,743)	1,063,878	(7,217,840)	613,609	7,615	(11,487,661)	(1,977,046)	(13,617,718)
Total movements	46,956,821	10,830,554	5,179,609	20,892,813	1,686,961	(10,209,996)	2,092,660	(11,152)	(15,946,080)	12,695,362	74,167,552
Ending balance al 12.31.2023	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	16,246,384	(6,883,481)	9,362,903
Plant and Equipment	52,431,352	(35,679,624)	16,751,728
IT equipment	1,155,261	(1,030,250)	125,011
Motor vehicles	22,051,973	(15,132,557)	6,919,416
Others	8,380,181	(8,247,884)	132,297
Total	100,265,151	(66,973,796)	33,291,355

Lease liabilities interest expenses at the closing of the period reached ThCh$ 2,616,945

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2022	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127
Additions	75,269,957	-	867,990	21,280,010	922,233	74,995	636,420	10,275	68,730,337	-	167,792,217
Right-of use additions	-	-	-	-	-	-	-	-	-	5,883,061	5,883,061
Disposals	(32,456)	-	(16,174)	(538,429)	(15,105)	-	(4,522)	-	(2,249,837)	(67,398)	(2,923,921)
Transfers between items of Property, plant and equipment	(84,598,804)	159,232	10,014,587	33,485,897	3,487,406	3,384,472	16,037,695	51,403	17,940,342	37,770	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(8,477,029)	(35,372,214)	(2,641,086)	(3,365,827)	(5,524,208)	(68,741)	(49,526,391)		(104,975,496)
Amortization										(9,993,249)	(9,993,249)
Increase (decrease) due to foreign currency translation differences	4,263,117	3,461,539	11,105,445	7,324,221	43,790	1,282,713	852,241	10,324	6,450,271	1,235,657	36,029,318
Other increase (decrease) (2)	(2,012,841)	-	3,614,645	(1,748,181)	325,092	1,265,589	(23,272)	(36,364)	(11,200,643)	(153,823)	(9,969,798)
Total movements	(7,111,027)	3,620,771	17,109,464	24,431,304	2,122,330	2,641,942	11,974,354	(33,103)	30,144,079	(3,057,982)	81,842,132
Ending balance al 12.31.2022	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	6,694,251	(3,452,700)	3,241,551
Plant and Equipment	47,377,683	(33,624,676)	13,753,007
IT Equipment	1,214,851	(1,081,741)	133,110
Motor vehicles	9,395,320	(6,066,615)	3,328,705
Others	9,264,330	(9,124,710)	139,620
Total	73,946,435	(53,350,442)	20,595,993

Lease liabilities interest expenses at the closing of the period reached ThCh$ 2,092,868.

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1	Accounts receivable:

					12.31.2023		12.31.2022
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	7,371,731	-	10,852,709	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	5,071,655	-	2,048,054	-
Foreign	Sorocaba Refrescos	Shareholder related	Brazil	BRL	1,223,699	-	-	-
76.140.057-6	Monster	Associate	Chile	CLP	837,713	-	86,492	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	713,006	-	925,189	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	403,061	-	745,048	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	349,914	108,021	15,444	109,318
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	149,820	-	143,002	-
Foreign	Embotelladoras Bolivianas Unidas S.A.	Shareholder related	Bolivia	USD	40,719	-	-	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	-	-	237,439	-
79.826.410-9	Guallarauco	Associate	Chile	CLP	-	-	8790	-
Total					16,161,318	108,021	15,062,167	109,318

12.2	Accounts payable:

					12.31.2023		12.31.2022
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Nion-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	40,159,177	6,007,041	30,998,682	10,354,296
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	25,770,189	-	32,205,880	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	9,431,483	-	8,587,487	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	6,883,553	-	8,186,248	-
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	4,877,061	-	1,690,858	-
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	2,389,283	-	28,910	-
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	2,831,752	-	2,198,317	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,985,330	-	3,811,908	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	602,113	-	1,089,592	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	416,073	-	589,127	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	307,967	-	232,216	-
Foreign	The Coca-Cola Export Corporation	Shareholder related	Panama	USD	288,001	-	-	-
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	61,155	-	-	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	38,797	-	628,842	-
89.996.200-1	Envases del Pacifico S.A.	Shareholder related	Chile	CLP	3,690	-	-	-
Total					96,045,624	6,007,041	90,248,067	10,354,296

12.3	Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	Accumulated at 12.31.23	Accumulated at 12.31.22
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	207,040,438	198,045,624
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services and others	CLP	9,057,004	7,241,918
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Lease of water source	CLP	6,424,479	5,958,076
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	1,025,290	2,738,472
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	35,855	47,262
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	21,103,185	24,441,192
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	32,085,055	33,637,921
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	496,196	2,270,006
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	-	13,914
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	10,830,682	9,391,000
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers/raw materials	CLP	10,981,598	13,360,534
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	74,933,722	79,205,926
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	360,722	585,448
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and inputs	CLP	261,983	956,036
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	416,073	589,127
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	6,912,134	5,807,466
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and inputs	CLP	3,690	204,933
94.627.000-8	Parque Arauco S.A	Director related	Chile	Space lease	CLP	143,308	101,981
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	125,212,630	100,199,500
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Sale of water source	BRL	9,750,769	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Lease of water source	BRL	624,871	-
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	109,232,990	159,807,006
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights awards and others	ARS	124,203	3,002,061
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	114,147	96,511
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	130,042	636,938
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	2,799,927	419,515
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	-	93,320
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	555,666	288,264
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	4,296,982	4,306,419
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	565,355	4,128,865
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	674,311	2,107,354
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	49,114	286,488
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	190,060	368,127
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	61,184	781,901
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	12,827,332	12,867,822
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	1,689,356	4,512,714
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	21,192,591	25,440,668
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising services and others	CLP	924,924	2,367,626
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	594,640	619,419
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	401,498	952,699
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	4,396,965	6,776,225
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda.	Equity investee	Brazil	Purchase of products	BRL	3,466,645	2,352,550
33-0520613	Monster Energy Company - USA	Equity investee	U.S.A.	Purchase of advertising material	CLP	175,705	-
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of advertising services and others	CLP	3,561,747	-
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of advertising services and others	CLP	439,520	-
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of finished products	CLP	35,904,599	-
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Purchase of products and others	CLP	230,619	-
Foreign	The Coca-Cola Export Corporation Atlanta	Shareholder related	Chile	Purchase of products and others	CLP	361,873	-

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Executive wages, salaries and benefits	10,036,315	8,536,107
Director allowances	1,690,400	1,560,000
Benefits accrued in the last five years and payments during the fiscal year	355,680	269,952
Total	12,082,395	10,366,059

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Accrued vacation	23,546,649	25,773,244
Participation in profits and bonuses	36,455,454	22,618,562
Severance indemnity	16,289,643	17,409,793
Total	76,291,746	65,801,599

	ThCh$	ThCh$
Current	57,817,800	48,391,806
Non-current	18,473,946	17,409,793
Total	76,291,746	65,801,599

13.1	Severance indemnities

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	17,409,793	14,982,928
Service costs	1,202,371	1,018,080
Interest costs	1,000,018	737,566
Actuarial variations	(1,678,013)	2,905,020
Benefits paid	(1,644,526)	(2,233,801)
Total	16,289,643	17,409,793

13.1.1	Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2023	12.31.2022
Discount rate	2.26%	1.71%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.62%	7.68%
Mortality rate	RV-2020	RV-2020
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

The result of the changes in the severance indemnities resulting from the sensitization of the actuarial assumptions at the valuation date is presented below:

Discount rate sensitivity	ThCh$
Variation in the provision resulting from an increase of up to 100 basis points	(869,321)
Variation in the provision resulting from a decrease of up to 100 basis points	990,697

Salary increase sensitivity	ThCh$
Variation in the provision resulting from an increase of up to 100 basis points	991,833
Variation in the provision resulting from a decrease of up to 100 basis points	(878,906)

13.2	Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Wages and salaries	266,893,173	277,271,540
Employee benefits	83,260,379	71,566,763
Severance benefits	6,290,886	6,052,239
Other personnel expenses	22,037,675	21,305,979
Total	378,482,113	376,196,521

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1	Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional	Investment value		Ownership interest
TAXPAYER ID	Name	Country	currency	12.31.2023	12.31.2022	12.31.2023	12.31.2022
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,025,975	23,519,277	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	10,636,778	8,460,307	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,551,253	1,293,219	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	59,875	55,072	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	28,875,351	26,694,836	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	885,062	1,971,055	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	28,764,973	30,350,832	35.00%	35.00%
Total				91,799,267	92,344,598

(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio de Janeiro Refrescos Ltda. (Andina Brazil).

Trop Frutas do Brasil Ltda.

Brazilian entity whose corporate purpose is to manufacture, commercialize and export natural fruit pulp and coconut water. The business relationship is to produce products for Coca-Cola bottlers in Brazil.

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2	Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance	92,344,598	91,489,194
Dividends declared	(6,232,958)	(4,383,645)
Share in operating income	3,145,106	2,118,728
Other increases in investments in associated companies (Capital contribution Leão Alimentos y Bebidas Ltda.)	(1,615,050)	-
Other increase (decrease) in investments in associates*	4,157,571	3,120,321
Ending balance	91,799,267	92,344,598

*Mainly due to foreign exchange rates

The main movement is explained by dividends declared in 2023 and 2022 corresponding to Envases CMF S.A. and Sorocaba Refrescos S.A.

14.3	Reconciliation of share of profit in investments in associates:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Share in operating income	3,145,106	2,118,728
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(428,937)	(568,767)
Goodwill amortization of CCDV S.A. preferred shares	-	(140,892)
Income statement balance	2,716,169	1,409,069

14.4	Summary financial information of associates:

The tables below reflect the amounts presented in the financial statements of the relevant associates and not the Company's share of those amounts.

At December 31, 2023

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	50,693,046	39,392,459	-	24,715	92,747,488	21,186,620	24,548,167
Long term assets	54,127,400	101,420,184	13,704,046	347,922	62,843,154	28,404,343	70,825,265
Total assets	104,820,446	140,812,643	13,704,046	372,637	155,590,642	49,590,963	95,373,432
Short term liabilities	35,045,849	22,951,428	-	222,950	22,924,938	14,104,874	13,188,225
Long term liabilities	27,722,647	46,453,440	34	-	16,678,828	13,212,410	-
Total liabilities	62,768,496	69,404,868	34	222,950	39,603,766	27,317,284	13,188,225
Total Equity	42,051,950	71,407,775	13,704,012	149,687	115,986,876	22,273,679	82,185,207
Total revenue from ordinary activities	92,308,940	-	983,452	146,063	84,624,940	55,434,136	29,385,365
Net income before taxes	5,923,727	58,931,149	983,452	146,063	5,657,251	(2,548,671)	(7,822,534)
Net income after taxes	4,755,373	(1,206,475)	-	146,063	2,529,341	(2,349,151)	(5,101,497)
Other comprehensive income	29,516	9,690,233	-	-	(93,593,890)	(58,242)	-
Total comprehensive income	4,784,889	8,483,758	983,452	146,063	(91,064,549)	(2,407,393)	(5,101,497)

Reporting date (See Note 2.3)	12.31.2023	11.30.2023	11.30.2023	11.302023	11.30.2023	11.30.2023	11.30.2023

At December 31, 2022

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	63,615,517	41,997,646	-	22,376	77,547,906	22,235,713	26,927,496
Long term assets	52,964,004	89,524,823	11,424,515	317,159	54,195,351	27,128,282	75,247,746
Total assets	116,579,521	131,522,469	11,424,515	339,535	131,743,257	49,363,995	102,175,242
Short term liabilities	45,222,022	21,366,336	-	201,853	16,269,385	14,693,964	9,038,769
Long term liabilities	24,318,944	45,013,681	31	-	11,698,126	12,270,207	5,480,067
Total liabilities	69,540,966	66,380,017	31	201,853	27,967,511	26,964,171	14,518,836
Total Equity	47,038,555	65,142,452	11,424,484	137,682	103,775,746	22,399,824	87,656,406
Total revenue from ordinary activities	97,834,148	-741	782,772	134,401	65,797,238	45,104,125	25,249,336
Net income before taxes	6,640,224	478,458	782,772	134,401	3,804,172	(5,105,685)	(896,914)
Net income after taxes	5,517,062	243,170	782,772	134,401	1,427,601	(5,067,707)	163,561
Other comprehensive income	-	9,680,320	-	-	1,522	275,534	-
Total comprehensive income	5,517,062	9,923,490	782,772	134,401	1,429,123	(4,792,173)	163,561

Reporting date (See Note 2.3)	12.31.2022	11.30.2022	11.30.2022	11.30.2022	11.30.2022	11.30.2022	12.31.2022

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2023			December 31, 2022
Description	Gross value	Accumulated Amortization / Impairment	Net value	Gross value	Accumulated Amortization / Impairment	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	667,955,100	(3,078,000)	664,877,100	645,684,416	(1,451,000)	644,233,416
Software	63,828,408	(40,121,558)	23,706,850	56,968,738	(36,205,387)	20,763,351
Water rights	587,432	-	587,432	479,825	(40,723)	439,102
Trademarks indefinite useful life (2)	6,341,107	-	6,341,107	5,741,054	-	5,741,054
Trademarks definite useful life (3)	1,297,378	(891,277)	406,101	1,297,378	(703,388)	593,990
Others	560,183	(552,208)	7,975	507,928	(499,953)	7,975
Total	740,569,608	(44,643,043)	695,926,565	710,679,339	(38,900,451)	671,778,888

(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September of that same year, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

(3)	Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	12.31.2023	12.31.2022
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	301,187,149	302,814,149
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos y Bebidas Ltda.)	182,986,222	165,670,430
Paraguay	178,475,561	172,548,023
Argentina (North and South)	2,228,168	3,200,814
Total	664,877,100	644,233,416

The movement and balances of identifiable intangible assets are detailed as follows:

	December 31, 2023
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888
Additions	-	8,984,225	148,330	-	-	-	9,132,555
Amortization /Impairment	-	(4,857,341)	-	-	(187,889)	-	(5,045,230)
Other increases (decreases) (1)(2)	20,643,684	(1,183,385)	-	600,053	-	-	20,060,352
Ending balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565

	December 31, 2022
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	640,056,747	13,064,962	422,221	5,297,760	781,878	7,975	659,631,543
Additions	-	12,020,412	16,881	-		-	12,037,293
Amortization /Impairment	-	(4,208,798)	-	-	(187,888)	-	(4,396,686)
Other increases (decreases) (1)	4,176,669	(113,225)	-	443,294	-	-	4,506,738
Ending balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.
(2)	The rights in Chile related to AdeS were provisioned for impairment according to the annual tests performed. See Note 2.8.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2023	Foreign currency translation differences	12.31.2023
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	66,941,508	6,890,007	73,831,515
Argentine operation	46,254,831	(14,061,746)	32,193,085
Paraguayan operation	7,324,560	251,619	7,576,179
Total	129,023,922	(6,920,120)	122,103,802

Cash Generating Unit	01.01.2022	Foreign currency translation differences	12.31.2022
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	61,851,449	5,090,059	66,941,508
Argentine operation	39,976,392	6,278,439	46,254,831
Paraguayan operation	7,712,036	(387,476)	7,324,560
Total	118,042,900	10,981,022	129,023,922

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	1,500,909	688,800	13,403,691	13,366,211
Bonds payable, net (1) (Note 17.2)	27,479,415	340,767,980	953,660,440	763,368,160
Bottle guaranty deposits	12,632,184	16,427,144	-	-
Derivative contract liabilities (Note 17.3)	1,458,210	2,317,577	52,449,925	112,175,058
Lease liabilities (Note 17.4.1 - 2)	9,926,283	7,100,579	24,811,777	15,892,629
Total	52,997,001	367,302,080	1,044,325,833	904,802,058

(1) Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book value	Fair value	Book value	Fair value
Current	12.31.2023	12.31.2023	12.31.2022	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	303,683,683	303,683,683	291,681,987	291,681,987
Financial assets at fair value (1)	842,906	842,906	170,206,554	170,206,554
Trade debtors and other accounts receivable (2)	296,883,937	296,883,937	279,770,286	279,770,286
Accounts receivable related companies (2)	13,192,740	13,192,740	15,062,167	15,062,167
Bank liabilities (2)	1,500,909	1,465,732	688,800	767,468
Bonds payable (2)	27,419,415	26,931,768	340,767,980	339,666,507
Bottle guaranty deposits (2)	12,632,186	12,632,186	16,427,144	16,427,144
Forward contracts liabilities (see Note 22) (1)	1,458,210	1,458,210	2,317,577	2,317,577
Leasing agreements (2)	9,926,283	9,926,283	7,100,579	7,100,579
Accounts payable (2)	428,911,984	428,911,984	384,801,630	384,801,630
Accounts payable related companies (2)	94,821,925	94,821,925	90,248,067	90,248,067

	Book value	Fair value	Book value	Fair value
Non-current	12.31.2023	12.31.2023	12.31.2022	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	78,988,714	78,988,714	75,297,737	75,297,737
Non-current accounts receivable (2)	371,401	371,401	539,920	539,920
Accounts receivable related companies (2)	108,021	108,021	109,318	109,318
Bank liabilities (2)	13,403,691	13,403,691	13,366,211	13,921,569
Bonds payable (2)	953,660,440	894,107,588	763,368,160	729,602,210
Leasing agreements (2)	24,811,777	24,811,777	15,892,629	15,892,629
Non-current accounts payable (2)	2,392,555	2,392,555	3,015,284	3,015,284
Derivative contracts liabilities (see Note 22) (1)	52,449,925	52,449,925	112,175,058	112,175,058
Accounts payable related companies (2)	6,007,041	6,007,041	10,354,296	10,354,296

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1	Bank liabilities

17.1.1	Bank liabilities, current

									Maturity		Total
Indebted Entity			Creditor Entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2023	12.31.2022
									ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	34,460	-	34,460	28,683
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	186,233	186,233	53,350
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%		56,529	56,529	-
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	657,036	-	657,036	-
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	535,951	-	535,951	585,560
Foreign	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	USD	At maturity	0.18%	30,700	-	30,700	21,207
Total											1,500,909	688,800

17.1.2	Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2023
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,500,000	-	-	-	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	4,903,691	-	-	-	4,903,691
													Total	13,403,691

17.1.3	Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2022
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,500,000	-	-	-	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	4,866,211	-	-	-	4,866,211
													Total	13,366,211

17.1.4	Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2	Bond obligations

On September 20, 2023, the Company issued corporate bonds in the Swiss public market for CHF 170 million. The operation consisted of a 5-year issue with bullet structure and an annual coupon of 2.7175%. Simultaneously, derivatives (Cross Currency Swaps) have been contracted through our subsidiary in Brazil (Rio de Janeiro Refrescos) to hedge 100% of the financial obligations of the bond that are denominated in Swiss francs by redenominating such liabilities to Brazilian reais.

At the end of September 2023, Andina made the principal payment of US$365 million of Senior Notes format 144A/RegS, corresponding to 100% of the debt originally placed on January 1, 2013.

	Current		Non-current		Total
Composition of bonds payable	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value [1]	28,170,013	341,478,129	961,723,115	769,765,783	989,893,128	1,111,243,912

17.2.1	Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market . A detail of these instruments is presented below:

							Current		Non-current
Bonds	Series	Current nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	12.31.2023	12.31.2022	12.31.2023	12.31.2022
							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	969,219	UF	6.50%	12.01.2026	Semiannually	11,660,222	10,513,470	18,669,905	28,795,438
CMF Registration 641 08.23.2010	C	1,090,909	UF	4.00%	08.15.2031	Semiannually	5,612,839	5,427,888	35,117,116	38,302,888
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.80%	08.16.2034	Semiannually	2,062,069	1,967,995	147,157,440	140,443,920
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	1,366,861	1,304,513	110,368,102	105,332,951
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	1,536,949	1,491,144	209,699,352	200,132,586
U.S. Bonds 2023 10.01.2013	-	365,000,000	USD	5.00%	10.01.2023	Semiannually	-	316,293,761	-	-
U.S. Bonds 2050 01.01.2020	-	300,000,000	USD	3.95%	01.21.2050	Semiannually	4,590,627	4,479,358	263,136,000	256,758,000
Swiss Bond 2023		170,000,000	CHF	2.7175%	09.20.2028	Annual	1,340,446	-	177,575,200	-
						Total	28,170,013	341,478,129	961,723,115	769,765,783

1 Gross amounts do not include issuance expenses and discounts related to issuance.

17.2.2	Non-current maturities

		Year of maturity				Total Non-current
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	12.31.2023
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	12,249,648	6,420,257	-	-	18,669,905
CMF Registration 641 08.23.2010	C	5,016,730	5,016,731	5,016,731	20,066,924	35,117,116
CMF Registration 760 08.20.2013	D	-	-	-	147,157,440	147,157,440
CMF Registration 760 04.02.2014	E	-	-	-	110,368,102	110,368,102
CMF Registration 912 10.10.2018	F	-	-	-	209,699,352	209,699,352
U.S. Bonds 2050 01.21.2020	-	-	-	-	263,136,000	263,136,000
Swiss Bond 2023 09.20.2023		-	-	-	177,575,200	177,575,200
Total		17,266,378	11,436,988	5,016,731	928,003,018	961,723,115

17.2.3	Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	S&P Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4	Restrictions

17.2.4.1	Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2	Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

12.31.2023
ThCh$
Average net financial debt last 4 quarters	671,538,372
Net financial debt	647,364,644
Unencumbered assets	2, 813,063,535
Total unsecured liabilities	1,920,451,919
EBITDA LTM	443,666,843
Net financial expenses LTM	34,513,707

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.51 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.46 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

“Consolidated Net Financial Liabilities" will be considered as the result of: /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA" will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.51 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.46 times.

•	Maintain a level of "Net Financial Coverage" greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's EBITDA of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 12.85 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Results by Function".

“Consolidated Net Financial Liabilities" will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA" will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.51 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.46 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Results by Function".

"Consolidated Net Financial Liabilities" will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA" will be considered as the sum of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.51 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.46 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of the date of these financial statements, the Company complies with all financial covenants.

17.3	Derivative contract obligations

Please see details in Note 22.

17.4	Liabilities for leasing agreements

17.4.1	Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Type of	Nominal	Up to	90 days and up to	At	At
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2023	12.31.2022
								ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	318,556	1,016,205	1,334,761	1,069,428
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	124,735	393,518	518,253	121,291
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.10%	160,994	380,117	541,111	155,613
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	3.50%	80,753	242,258	323,011	299,362
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	88,718	266,155	354,873	497,308
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	ARS	Monthly	50.00%	349,588	455,536	805,124	622,574
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	19,369	57,400	76,769	123,253
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	ARS	Monthly	12.00%	78,364	175,671	254,035	-
Vital Jugos S.A.	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	155,549	471,198	626,747	588,820
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	32,709	90,988	123,697	-
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	7.50%	-	-		998,501
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	11.24%	262,042	736,459	998,501	-
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	3.86%	603,428	-	603,428	-
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	5.56%	-	-	-	602,887
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	128,214	128,214	118,883
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	82,787	242,318	325,105	-
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	20,389	55,293	75,682	-
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	-	-		177,802
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.45%	118,598	79,957	198,555	-
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	248,800	757,225	1,006,025	932,903
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	187,889	575,368	763,257	-
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	-	-		309,440
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	85,954	264,920	350,874	-
Red de Transportes Comerciales Ltda	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	125,260	393,001	518,261	-
Red de Transportes Comerciales Ltda	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	-	-	-	482,514
									Total	9,926,283	7,100,579

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2	Non-current liabilities for leasing agreements

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	2 years	2 years	3 years	4 years	5 years	5 years	12.31.2023
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,508,279	1,704,356	1,925,922	2,176,292	586,918	7,901,767
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	572,983	633,670	700,981	775,654	1,514,109	4,197,397
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.10%	351,697	316,738	166,992	-	-	835,427
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	298,867	34,834	32,714	-	-	366,415
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	473,164	236,582	473,164	236,582	325,300	1,744,792
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	ARS	Monthly	50.00%	3,505	1,752	-	-	-	5,257
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	USD	Monthly	12.00%	391,171	195,586	329,479	164,740	1,009,031	2,090,007
Embotelladora del Atlántico S.A.	Argentina	O-E	Systems	Argentina	USD	Monthly	12.00%	30,877	15,438	-	-	-	46,315
Vital Jugos S.A.	Chile	O-E	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	166,326	-	-	-	-	166,326
Vital Jugos S.A.	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	215,369	107,685	238,039	119,019	446,054	1,126,166
Transportes Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	40,226	20,113	-	-	-	60,339
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	631,973	315,986	-	-	-	947,959
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	1,082,507	541,253	1,124,173	562,086	-	3,310,018
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	235,140	117,570	-	-	-	352,709
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	51,013	25,506	-	-	-	76,519
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	484,434	242,217	495,328	247,664	-	1,469,643
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	76,480	38,240	-	-	-	114,721
												Total	24,811,777

17.4.3	Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2022
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,208,453	1,365,552	1,543,074	1,743,674	2,501,730	8,362,483
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	130,569	140,558	151,311	162,886	409,959	995,283
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	57,105	8,702	-	-	-	65,807
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	292,445	270,586	31,538	29,618	-	624,187
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	842,297	-	513,737	335,293	1,691,327
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	136,139	-	-	-	136,139
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A	Chile	USD	Monthly	12.16%	769,982		-	-	-	769,982
Transportes Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	-	355,952	-	-	-	355,952
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	195,393	-	-	-	195,393
Red de Transportes Comerciales Ltda.	Chile	76.390.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	0.21%	-	831,235	-	-	-	831,235
Transportes Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	-	1,864,841	-	-	-	1,864,841
												Total	15,892,629

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable are detailed as follows:

Classification	12.31.2023	12.31.2022
	ThCh$	ThCh$
Current	428,911,984	384,801,630
Non-current	2,392,555	3,015,284
Total	431,304,539	387,816,914

Item	12.31.2023		12.31.2022
	ThCh$		ThCh$
Trade accounts payable	296,701,188		298,298,731
Withholding tax	74,435,775		60,738,656
Others (1)	60,167,576	(1)	28,779,527
Total	431,304,539		387,816,914

(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga ("CBI"). See Note 6 for further information.

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1         Balances

The composition of provisions is as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Litigation (1)	54,801,896	48,695,427
Total	54,801,896	48,695,427

Current	1,314,106	1,591,644
Non-current	53,487,790	47,103,783
Total	54,801,896	48,695,427

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	12.31.2023	12.31.2022
	ThCh$	ThCh$
Tax contingencies	29,637,064	27,339,444
Labor contingencies	13,200,665	11,374,753
Civil contingencies	11,964,167	9,981,230
Total	54,801,896	48,695,427

19.2         Movements

The movement of principal provisions over litigation is detailed as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Opening balance at January 1st	48,695,427	57,412,406
Additional provisions	(44,497)	48,639
Increase (decrease) in existing provisions	6,680,379	6,359,467
Used provision (payments made charged to the provision)	(4,139,270)	(3,108,988)
Reversal of unused provision*	-	(15,654,522)
Increase (decrease) due to foreign exchange rate differences	3,609,857	3,638,425
Total	54,801,896	48,695,427

(*)	During 2022, the provision constituted by a defendant of the Government of the State of Rio de Janeiro related to the Advertising Contract was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current			Non-current
Description	12.31.2023		12.31.2022	12.31.2023	12.31.2022
	ThCh$		ThCh$	ThCh$	ThCh$
Dividends payable	32,081,207		29,042,469	-	-
Other	10,291,953	(1)	13,251,991	2,506,796	29,589,051
Total	42,373,160		42,294,460	2,506,796	29,589,051

(1) Corresponds to prepayment from Coca-Cola de Chile S.A. for a marketing co-participation plan for the penetration of market equipment, which will be developed in the short term.

21 – EQUITY

21.1         Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2023	2022
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1      Capital:

	Paid-in and subscribed capital
Series	2023	2022
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2      Rights of each series:

•	Series A: Elect 12 of the 14 Directors.

•	Series B: Receive an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2         Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2023, shareholders agreed to pay out of the 2022 earnings a final dividend additional to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which will be paid on May 9, 2023 and May 26, 2023, respectively.

The dividends declared and/or paid per share are presented below:

Approval-Payment Periods		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
12.27.2022	01.27.2023	Interim	2022 Earnings	29.00	31.90
04.20.2023	05.09.2023	Final	2022 Earnings	29.00	31.90
04.20.2023	05.26.2023	Final	Accumulated earnings	50.00	55.00
07.25.2023	08.25.2023	Interim	2023 Earnings	29.00	31.90
09.27.2023	10.26.2023	Interim	2023 Earnings	29.00	31.90
12.28.2023	01.25.2024	Interim	2023 Earnings	32.00	35.20

21.3         Other reserves

The balance of other reserves includes the following:

Concept	12.31.2023	12.31.2022
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(556,832,899)	(495,483,366)
Cash flow hedge reserve	(24,064,386)	(62,344,501)
Reserve for employee benefit actuarial gains or losses	(6,013,183)	(7,776,316)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(153,758,842)	(132,452,557)

21.3.1      Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2      Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3      Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial gains or losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4      Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5      Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment accounted for using the equity method, Translation reserves are detailed as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Brazil	(106,141,988)	(140,762,397)
Argentina	(464,946,783)	(360,988,849)
Paraguay	14,255,872	6,267,880
Total	(556,832,899)	(495,483,366)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Brazil	34,620,409	26,684,992
Argentina	(103,957,934)	(66,292,621)
Paraguay	7,987,992	(14,295,649)
Total	(61,349,533)	(53,903,278)

21.4         Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
			Shareholders’ Equity		Income
	Ownership %		December	December	December	December
Description	2023	2022	2023	2022	2023	2022
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	23,516	36,451	4,067	6,410
Andina Empaques Argentina S.A.	0.0209	0.0209	2,735	4,346	(243)	(5)
Paraguay Refrescos S.A.	2.1697	2.1697	6,421,855	6,177,360	1,023,763	988,416
Vital S.A.	35.0000	35.0000	9,518,527	8,848,927	579,391	923,228
Vital Aguas S.A.	33.5000	33.5000	2,391,066	2,216,115	168,407	198,195
Envases Central S.A.	40.7300	40.7300	7,491,638	6,669,936	758,514	999,807
Re-Ciclar S.A	40.0000	40.0000	8,845,550	4,189,373	536,178	(154,706)
Total			34,694,887	28,142,508	3,070,077	2,961,345

21.5         Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2023
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	81,639,457	89,801,954	171,441,410
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	172.49	189.74	181.12

	12.31.2022
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	59,761,287	65,736,355	125,497,642
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	126.27	138.89	132.58

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of December 31, 2022, the Company holds the following derivative instruments:

22.1         Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 8,911,035 (UF 9,340,963 as of December 31, 2022), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset as of the closing date of these financial statements of CLP 71,053,190 thousand (CLP 75,297,737 thousand as of December 31, 2022) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A. and Switzerland)

At the closing date of these financial statements, the Company has derivative contracts to secure obligations with the public issued in U.S. dollars for USD 300 million, to convert these obligations into Chilean pesos indexed by the Consumer Price Index (UF) maturing in 2050. Additionally, there are derivative contracts to secure obligations with the public issued in Swiss francs for an amount of CHF 170 million to convert this obligation into Brazilian reais maturing in 2028.

The valuation of the first contract at fair value results in a non-current liability of ThCh$ 52,449,925, as of the closing date of the financial statements (non-current liability of ThCh$ 112,175,058 as of December 31, 2022), while the valuation of the second contract at fair value results in a non-current asset of ThCh$ 7,935,525, as of the closing date of the financial statements.

In September, given that the international bond for USD 365 million matured, the corresponding derivatives used to redenominate the conditions from dollars to reais also matured and the contract was extinguished.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and Swiss francs is absorbed by the amounts recognized under comprehensive income.

22.2         Forward currency transactions expected to be very likely

During 2023 and 2022, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP, EUR/CLP and USD/PYG. At the closing date of these financial statements, outstanding contracts amount to USD 87.4 million (USD 80.2 million as of December 31, 2022).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

22.3         Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for CLP 80,083,558 thousand (CLP 245,504,291 thousand as of December 31, 2022) - the decrease is explained by the liquidation of the Cross Currency Swaps related to the international bond for USD 365 million that matured in September 2023 - and held liabilities for derivative contracts for CLP 53,908,135 thousand (CLP 114,492,635 thousand as of December 31, 2022).

Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:          quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:          Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:          Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at December 31, 2023
	Quoted prices in active markets for	Observable
	identical assets or liabilities	market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	1,094,843	-	1,094,843
Other non-current financial assets	-	78,988,714	-	78,988,714
Total assets	-	80,083,557	-	80,083,557

Liabilities
Other current financial liabilities	-	1,458,210	-	1,458,210
Other non-current financial liabilities	-	52,449,925	-	52,449,925
Total Liabilities	-	53,908,135	-	53,908,135

	Fair Value Measurement at December 31, 2022
	Quoted prices in active markets for	Observable
	identical assets or liabilities	market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	170,206,554	-	170,206,554
Other non-current financial assets	-	75,297,737	-	75,297,737
Total assets	-	245,504,291	-	245,504,291

Liabilities
Other current financial liabilities	-	2,317,577	-	2,317,577
Other non-current financial liabilities	-	112,175,058	-	112,175,058
Total Liabilities	-	114,492,635	-	114,492,635

23 – LITIGATION AND CONTINGENCIES

23.1         Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 490,108 thousand (CLP 1,397,149 thousand as of December 31, 2022). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 163,056 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 52,997,682 thousand (CLP 45,706,634 thousand as of December 31, 2022). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 25,845,561 thousand (CLP 23,260,412 thousand as of December 31, 2022).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,935,447,459, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.19%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,445,482,207 at the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 576,058,893 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 124,076,338.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 539,864,314 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 960,575,248, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,267,215 thousand (CLP 1,552,353 thousand as of December 31, 2022). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 46,891 thousand (CLP 39,291, thousand as of December 31, 2022). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2         Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

	Committed assets				Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2023	12.31.2022
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	169,150	98,170
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Other non-current financial assets	1,125,595	1,056,320
Mall Plaza	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	666,024	330,298
Metro S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	22,222	21,207
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	299464	142,901
Lease agreement	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	96,299	103,711
Others	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	59,468	14,183
Several retail	Vending	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	-	61,395
Several retail	Transportes Refrescos	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	-	693
Several retail	Transportes Polar	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	17,656	22,235
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,100,709	6,605,781
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,485,574	6,457,702
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant & equipment	11,259,278	10,196,929
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	22	97
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	33	145
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	23	104
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	434	2,428
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,395	10,664
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	97	431
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	14,979	66,697
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	195	870
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	94	139
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	265	1,180
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	541
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	13,604	60,575
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,441	10,870
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,139	1,932
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	271	1,208
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	25,920	4,784
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,074	125,683
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	5,332	4,965
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	1,077	1,113
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	2,892	-

Guarantees that do not commit assets recognized in the Financial Statements:

	Committed assets				Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2023	12.31.2022
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	2,681,242	1,936,493
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	11,245,798	7,616,498
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	223,415,663	186,607,491
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	108,317,724	117,027,313
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,623,490	3,280,603
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,369,766	3,423,715
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	658,369	3,791
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	3,886	880,984

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

At the closing date of these financial statements, the Company maintains all of its debt obligations denominated in fixed rates in order to avoid fluctuations in financial expenses resulting from an increase in interest rates.

The Company's indebtedness corresponds to six bonds in the Chilean local market at fixed rates, which currently have an outstanding balance of UF14.61 million denominated in Unidades de Fomento ("UF"), a debt indexed to inflation in Chile (the Company's sales are correlated to the variation of the UF). Of the total bonds, five are redenominated through derivatives to Chilean Pesos (CLP) in their rate and notional value, maintaining the structure of the bond.

On the other hand, the Company has indebtedness in the international market through a USD 300 million fixed-rate 144A/RegS bond issued in the US, which has been redenominated through derivatives to Unidades de Fomento ("UF", Chilean pesos indexed to inflation) in its rate and nominal value, maintaining the structure of the bond. Additionally, in September 2023 a bond was issued in the Swiss market for an amount of CHF 170 million at a fixed rate [CHF], which has been redenominated, through derivatives, to Brazilian reais (BRL) in its rate and notional value, maintaining the structure of the bond.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis,

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales,

b)	Financial investment.

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal to or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

a)              Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

The Company evaluates the fluctuations of the currencies used in the Operations (local currencies) with respect to the presentation currency of the financial statements through a sensitivity analysis on total assets, total liabilities and net equity in local currency.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Exchange rate variation at reporting date	2.5%	10.4%	-77.5%	3.4%

	Brazil	Argentina	Paraguay
	ThCh$	ThCh$	ThCh$
Total assets	927,776,536	278,756,092	358,890,168
Total liabilities	585,533,955	130,843,061	62,849,876
Net investment	342,242,581	147,913,031	296,040,292
Share on income	28.5%	17.5%	8.5%

	BRL/CLP	ARS/CLP	PGY/CLP
-10% variation impact on currency translation	-1.0%	-79.6%	-6.9%
Variation impact on results	(6,181,422)	(716,469)	(4,289,427)
Variation impact on equity	(35,380,729)	(13,446,639)	(29,690,059)

The above scenario represents the exchange rate sensitivity of minus 10% over the actual exchange rates at the reporting date, impacting the translation of local currencies to the presentation currency of the Group's financial statements, and how it would impact the results and equity of the different Operations.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to the risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	1,500,909	-	13,485,024	-	-
Bonds payable	50,498,809	50,300,105	43,475,786	36,651,452	1,348,382,985
Lease obligations	9,322,855	4,988,159	4,759,010	2,689,598	6,891,131
Contractual obligations (1)	37,520,505	112,608,432	18,110,929	18,094,401	3,491,360
Total	98,843,078	167,896,696	79,830,749	57,435,451	1,358,765,476

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2023	01.01.2022
Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Direct production costs	(1,346,516,486)	(1,388,536,599)
Payroll and employee benefits	(378,482,113)	(376,196,521)
Transportation and distribution	(211,998,332)	(224,190,549)
Advertisement	(35,831,757)	(26,575,951)
Depreciation and amortization	(112,771,324)	(119,365,431)
Repairs and maintenance	(46,021,127)	(43,847,581)
Other expenses	(129,478,810)	(133,021,583)
Total (1)	(2,261,099,949)	(2,311,734,215)

(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2023	01.01.2022
Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	754,338	79,650
Credit recovery in Brazil (1)	-	1,856,762
Others	556,151	561,108
Total	1,310,489	2,497,520

(1) Restitution of credits for the payment of coffee quota (cota café)

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2023		01.01.2022
Description	12.31.2023		12.31.2022
	ThCh$		ThCh$
Contingencies and non-operating fees	(11,145,708)		6,316,102 (1)
Tax on bank debits	(4,403,347)		(7,150,739)
Write-offs, disposals and loss (gain) on sale of property, plant and equipment	(8,072,422)		-
Others(2)	(2,820,106	)(3)	(51,694)
Total	(26,441,583)		(886,331)

(1)	During 2022 the provision made by a claim of the Government of the State of Rio de Janeiro related to the Advertising Agreement was reversed. This is due to a review of the balances involved where the amounts claimed are reduced in favor of Rio de Janeiro Refrescos Ltda.

(2)	Expenses for the write-off of the container yard in Operation Paraguay and Operation Chile.

(3)	Mainly due to restructuring in Operations for the year 2023.

28 – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)	Financial income

	01.01.2023	01.01.2022
Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Interest income	25,791,172	32,388,801
Ipiranga purchase warranty restatement	47,032	39,509
From PIS credit and COFINS (1)	-	2,054,586
Other financial income	5,557,963	5,239,514
Total	31,396,167	39,722,410

(1)	See Note 6 for more information on recovery.

b)	Financial expenses

	01.01.2023	01.01.2022
Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Bond interest	(53,148,503)	(51,863,601)
Bank loan interest	(4,510,379)	(1,782,972)
Lease interest	(2,616,945)	(2,092,868)
Other financial costs	(5,012,525)	(3,808,512)
Total	(65,288,352)	(59,547,953)

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2023		01.01.2022
Description	12.31.2023		12.31.2022
	ThCh$		ThCh$
Other gains and losses*	(15,909,117	)(1)	(24,983,899	)(2)
Total	(15,909,117)		(24,983,899)

(1) a) Losses for CLP 25,530,162 are recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos. b) In addition to the foregoing, a water source in the Brazilian Operation has been disposed of, generating a gain in the amount of CLP 9,750,769.

(2) Losses for CLP 24,982,887 were recorded due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos.

30 – EXCHANGE DIFFERENCE

Exchange differences are detailed as follows:

	01.01.2023	01.01.2022
Description	12.31.2023	12.31.2022
	ThCh$	ThCh$
Generated by suppliers	(26,366,916)	(11,285,363)
Generated by financial assets	12,348,172	5,404,210
Generated by financial liabilities	(3,310,906)	(5,132,722)
Other	113,520	(593,853)
Total	(17,216,130)	(11,607,728)

31 - LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2023	12.31.2022
	ThCh$	ThCh$
Cash and cash equivalent	303,683,683	291,681,987
USD	9,462,829	14,266,343
EUR	437,604	870,613
CLP	140,758,085	138,205,025
BRL	96,214,729	69,923,621
ARS	18,340,987	29,215,288
PGY	38,469,449	39,201,097

Other current financial assets	67,285,793	263,044,869
CLP	66,587,339	92,826,375
BRL	13,897	170,154,995
ARS	684,557	-
PGY	-	63,499

Other non-current financial assets	19,311,851	26,957,000
USD	174,579	847,149
EUR	615,636	329,535
UF	1,196,729	517,748
CLP	6,353,138	12,478,839
BRL	3,213,978	2,382,575
ARS	3,531,840	8,596,540
PGY	4,225,951	1,804,614

Trade debtors and other accounts payable	298,892,164	279,770,286
USD	3,511,802	1,467,851
EUR	1,233	6,770
UF	1,030,138	49,469
CLP	182,395,110	155,443,395
BRL	79,993,377	74,851,690
ARS	23,712,111	39,795,968
PGY	8,248,393	8,155,143

Accounts receivable related entities	16,161,318	15,062,167
CLP	14,736,546	14,738,236
BRL	1,223,699	86,492
ARS	-	237,439
PGY	201,073

Inventory	233,053,160	245,886,656
CLP	106,204,544	103,719,764
BRL	64,808,180	60,074,387
ARS	38,277,180	62,655,300
PGY	23,763,256	19,437,205

Current tax assets	43,383,058	39,326,427
USD	6,253,451
CLP	6,213,032	33,296,214
BRL	30,643,656	5,633,971
ARS	272,919	396,242

Total current assets	981,771,027	1,161,729,392
USD	19,402,661	16,581,343
EUR	1,054,473	1,206,918
UF	2,226,867	567,217
CLP	523,247,794	550,707,848
BRL	276,111,516	383,107,731
ARS	84,819,594	140,896,777
PGY	74,908,122	68,661,558

NON-CURRENT ASSETS	12.31.2023	12.31.2022
	CLP (000's)	ThCh$
Other non-current assets	93,316,339	94,852,711
USD	19,030,656	-
UF	1,216,865	75,297,737
CLP	53,832,722	3,317,778
BRL	7,935,524
ARS	11,300,572	16,237,196

Other non-current, non-financial assets	59,412,482	59,672,266
USD	609,042	91,220
UF	17,154	-
CLP	55,397	483,530
BRL	55,660,553	55,060,849
ARS	1,338,592	2,367,042
PGY	1,731,744	1,669,625

Non-current accounts receivable	371,401	539,920
UF	225,323	249,366
CLP	51,752	233,773
ARS	136	56,781
PGY	94,190	-

Non-current accounts receivable related entities	108,021	109,318
CLP	108,021	109,318

Investments accounted for using the equity method	91,799,267	92,344,598
CLP	49,790,788	53,869,966
BRL	42,008,479	38,474,632

Intangible assets other than goodwill	695,926,565	671,778,888
CLP	3,959,421	-
BRL	312,908,478	312,981,971
ARS	195,313,156	177,173,694
PGY	5,269,949	9,075,200
	178,475,561	172,548,023
Goodwill
CLP	122,103,802	129,023,922
BRL	9,523,767	9,523,768
ARS	72,810,771	65,920,764
PGY	32,193,085	46,254,831
	7,576,179	7,324,559
Property, plant and equipment
EUR	872,388,811	798,221,259
UF	2,429,848	3,146
CLP	11,316,009
BRL	353,146,598	303,797,013
ARS	277,936,537	229,486,365
PGY	140,055,748	177,219,624
	87,504,071	87,715,111
Deferred tax assets
CLP	4,323,174	2,428,333
PGY	2,592,024	2,428,333
	1,731,150	-
Total non-current assets
USD	1,939,749,862	1,848,971,215
EUR	23,599,119	91,220
UF	2,429,848	3,146
CLP	12,775,351	75,547,103
BRL	782,009,547	686,745,450
ARS	651,665,020	566,116,304
PGY	190,158,082	251,153,893
	277,112,895	269,314,099

	12.31.2023			12.31.2022
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	16,062,851	36,934,150	52,997,001	13,431,339	353,870,741	367,302,080
USD	342,000	5,444,143	5,786,143	249,660	321,143,849	321,393,509
EUR	32,709	90,988	123,697
UF	13,753,586	13,044,881	26,798,467	11,047,586	11,557,808	22,605,394
CLP	899,930	11,384,709	12,284,639	893,612	14,216,358	15,109,970
BRL	685,038	2,829,430	3,514,468	427,270	1,703,193	2,130,463
ARS	349,588	1,804,522	2,154,110	813,211	3,910,926	4,724,137
PGY	-	1,482,060	1,482,060	-	1,338,607	1,338,607
CHF	-	853,417	853,417

Trade accounts payable and other accounts payable, current	404,557,957	24,354,027	428,911,984	369,548,991	15,252,639	384,801,630
USD	37,085,189	2,156,901	39,242,090	34,223,389	33,046	34,256,435
EUR	5,285,606	297,386	5,582,992	3,148,088	899,198	4,047,286
UF	3,430,102	302,021	3,732,123	2,263,175	-	2,263,175
CLP	166,250,228	21,597,719	187,847,947	166,847,281	14,320,395	181,167,676
BRL	129,596,874	-	129,596,874	78,514,701	-	78,514,701
ARS	45,129,973	-	45,129,973	69,945,679	-	69,945,679
PGY	17,779,985	-	17,779,985	14,606,678	-	14,606,678
Other currencies	-	-	-

Accounts payable to related companies, current	96,045,624	-	96,045,624	90,248,067	-	90,248,067
CLP	39,175,392	-	39,175,392	44,298,074	-	44,298,074
BRL	40,225,863	-	40,225,863	35,671,648	-	35,671,648
ARS	8,031,621	-	8,031,621	8,587,487	-	8,587,487
PGY	8,612,748	-	8,612,748	1,690,858	-	1,690,858

Other current provisions	127,229	1,186,877	1,314,106	1,319,935	271,709	1,591,644
CLP	127,229	1,139,985	1,267,214	1,319,935	232,418	1,552,353
PGY	-	46,892	46,892	-	39,291	39,291

Current tax liabilities	7,700,127	5,711,494	13,411,621	627,257	13,988,190	14,615,447
CLP	2,440,280	23,458	2,463,738	627,257	7,301	634,558
BRL	5,259,847	-	5,259,847	-	-	-
ARS	-	4,143,057	4,143,057	-	13,479,571	13,479,571
PGY	-	1,544,979	1,544,979	-	501,318	501,318

Current employee Benefit provisions	47,674,090	10,143,710	57,817,800	45,482,776	2,909,030	48,391,806
CLP	5,769,075	8,867,752	14,636,827	8,115,837	1,052,395	9,168,232
BRL	28,791,559	-	28,791,559	19,586,150	-	19,586,150
ARS	13,113,456	-	13,113,456	17,780,789	-	17,780,789
PGY	-	1,275,958	1,275,958	-	1,856,635	1,856,635

Other current non-financial liabilities	2,364,699	40,008,461	42,373,160	1,054,187	41,240,273	42,294,460
CLP	2,360,088	39,785,560	42,145,648	1,043,048	41,072,576	42,115,624
ARS	4,611	-	4,611	11,139	-	11,139
PGY	-	222,901	222,901	-	167,697	167,697

Total current liabilities	574,532,577	118,338,719	692,871,296	521,712,552	427,532,582	949,245,134
USD	37,427,189	7,601,044	45,028,233	34,473,049	321,176,895	355,649,944
EUR	5,318,315	388,374	5,706,689	3,148,088	899,198	4,047,286
UF	17,183,688	13,346,902	30,530,590	13,310,761	11,557,808	24,868,569
CLP	217,022,222	82,799,183	299,821,405	223,145,044	70,901,442	294,046,486
BRL	204,559,181	2,829,430	207,388,611	134,199,769	1,703,193	135,902,962
ARS	66,629,249	5,947,579	72,576,828	97,138,305	17,390,497	114,528,802
PGY	26,392,733	4,572,790	30,965,523	16,297,536	3,903,548	20,201,084
CHF	-	853,417	853,417	-	-	-

	12.31.2023				12.31.2022
NON CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	39,864,902	203,951,623	800,509,308	1,044,325,833	40,713,614	28,457,265	835,631,179	904,802,058
USD	1,509,143	1,203,965	259,130,959	261,844,067	1,612,279	513,738	251,617,079	253,743,096
EUR	323,054	357,058	446,054	1,126,166
UF	32,606,024	12,349,672	486,381,343	531,337,039	35,491,226	15,781,426	468,927,353	520,200,005
CLP	-	8,500,000	52,449,925	60,949,925	-	8,500,000	112,175,058	120,675,058
BRL	5,421,424	5,778,555	2,101,027	13,301,006	3,473,970	3,662,101	2,911,689	10,047,760
ARS	5,257	-	-	5,257	136,139	-	-	136,139
CHF	-	175,762,373	-	175,762,373

Accounts payable, non-current	2,392,555	-	-	2,392,555	3,015,284	-	-	3,015,284
CLP	2,392,555	-	-	2,392,555	3,015,284	-	-	3,015,284

Accounts payable related companies	6,007,041	-	-	6,007,041	10,354,296	-	-	10,354,296
BRL	6,007,041	-	-	6,007,041	10,354,296	-	-	10,354,296

Other provisions, non-current	490,107	52,997,683	-	53,487,790	1,397,148	45,706,635	-	47,103,783
BRL	-	52,997,683	-	52,997,683	-	45,706,635		45,706,635
ARS	490,107	-	-	490,107	1,397,148	-	-	1,397,148

Deferred tax liabilities	113,608,651	47,772,196	19,089,372	180,470,219	26,966,210	34,088,989	104,723,357	165,778,556
CLP	94,801,758	-	1,231,565	96,033,323	5,617,287	38,945	88,895,598	94,551,830
BRL	-	47,772,196	-	47,772,196	-	34,050,044	-	34,050,044
ARS	18,806,893	-	-	18,806,893	21,348,923	-	-	21,348,923
PGY	-	-	17,857,807	17,857,807	-	-	15,827,759	15,827,759

Non-current employee benefit provisions	15.499.538	249,254	2,725,154	18,473,946	1,299,511	60,560	16,049,722	17,409,793
CLP	14,799,923	249,254	2,725,154	17,774,331	665,274	60,560	16,049,722	16,775,556
ARS	5,242	-	-	5,242	10,484	-	-	10,484
PGY	694,373	-	-	694,373	623,753	-	-	623,753

Other non-financial liabilities	-	2,506,795	-	2,506,795	-	29,589,051	-	29,589,051
BRL	-	2,506,795	-	2,506,795	-	29,589,051	-	29,589,051
ARS	-	-	-	-

Total non-current liabilities	171,855,753	307,477,551	828,330,875	1,307,664,179	83,746,063	137,902,500	956,404,258	1,178,052,821
USD	1,509,143	1,203,965	259,130,959	261,844,067	1,612,279	513,738	251,617,079	253,743,096
EUR	323,054	357,058	446,054	1,126,166
UF	32,606,024	12,349,672	486,381,343	531,337,039	35,491,226	15,781,426	468,927,353	520,200,005
CLP	111,994,236	8,749,254	56,406,644	177,150,134	9,297,845	8,599,505	217,120,378	235,017,728
BRL	11,428,465	109,055,229	2,101,027	122,584,721	13,828,266	113,007,831	2,911,689	129,747,786
ARS	19,307,499	-	-	19,307,499	22,892,694	-	-	22,892,694
PGY	694,373	-	17,857,807	18,552,180	623,753	-	15,827,759	16,451,512
CHF	-	175,762,373	-	175,762,373	-	-	-	-

32 – ENVIRONMENT (Non-audited)

The Company has made disbursements for industrial process improvements, industrial waste flow measurement equipment, laboratory analysis, consulting on environmental impacts and other studies.

The detail of these disbursements by country is as follows:

	2023 period		Future commitments
	Charged to	Charged to	To be charged to	To be charged to
Countries	expenses	fixed assets	expenses	fixed assets
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	814,780	-	-	-
Argentina	87,204	-	-	-
Brazil	2,320,324	532,855	2,153,502	254,521
Paraguay	140,693	104,043	-	-
Total	3,363,001	636,898	2,153,502	254,521

33 – SUBSEQUENT EVENTS

No events have occurred subsequent to December 31, 2023, that may significantly affect the Company's consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, February 12, 2024